1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2009.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date July 8, 2009	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

FORM OF PROXY FOR THE 2009 FIRST EXTRAORDINARY GENERAL MEETING
TO BE HELD ON MONDAY, 24 AUGUST 2009

No. of shares to which this Proxy Form relates(Note 1)
Type of shares (A Shares or H Shares) to which this Proxy Form relates(Note 2)

I/We(Note 3) ____________________________________________________________________________________________________________________
of________________________________________________________________________________________________________________________
being shareholder(s) of ALUMINUM CORPORATION OF CHINA LIMITED (the "Company") hereby appoint the Chairman of the Meeting(Note 4) or _______________________________ of __________________________________________________________________________________________
________________________________________________________________________________________________________________________

as my/our proxy to attend, act and vote for me/us and on my/our behalf at the 2009 First Extraordinary General Meeting of the Company to be held at the Company's Conference Room at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Monday, 24 August 2009 at 10:30 a.m. and at any adjournment thereof as hereunder indicated in respect of the resolutions set out in the Notice of 2009 First Extraordinary General Meeting, and, if no such indication is given, as my/our proxy thinks fit.

SPECIAL RESOLUTIONS	For(Note 5)	Against(Note 5)	Abstain(Note 5)
1.	To consider and approve each of the following, by way of separate special resolutions, in relation to the plan for the proposed A Share Issue by the Company:
(1)	Type of shares and nominal value: The domestic listed RMB denominated ordinary shares (A Shares), with a nominal value of RMB1.00 each.
(2)	Method of issue: Private offering. The Company will, within 6 months from obtaining the approval of CSRC, issue the A Shares to no more than ten specific target subscribers at the appropriate time.
(3)

Target subscribers:
Securities investment fund management companies, securities companies, insurance institutional investors, trust investment companies, finance companies and Qualified Foreign Institutional Investors who are qualified legal persons, natural persons, or other legally qualified investors. The Company will determine the target subscribers after obtaining the relevant approval and in accordance with the "Implementation Details of Private Offering of Shares by Listed Companies" through a bidding process.

(4)	Lock-up period: The A Shares subscribed by the target subscribers are not transferable for a period of 12 months from the date of completion of the A Share Issue.
(5)	Subscription method: All target subscribers will subscribe for the A Shares in cash.

* For identification purpose only.

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SPECIAL RESOLUTIONS	For(Note 5)	Against(Note 5)	Abstain(Note 5)
(6)

Number of A Shares to be issued:
Not more than one billion A Shares. The number of A Shares to be issued will be adjusted correspondingly according to the proportion of changes in the total share capital in case of ex-rights or ex-dividend such as distribution of dividends, bonus issue, capitalization issue, new issue or placing by the Company during the period from the pricing base date to the date of issue of the A Shares. The Board proposed that the Board be authorized at the EGM and Class Meetings to finalize the number of A Shares to be issued, having regard to the actual circumstances and after consultation with the lead underwriter(s) of the A Share Issue.

(7)

Pricing base date and price of the issue:
The pricing base date of the A Share Issue is the date of announcement of the resolutions of the 13th meeting of the 3rd session of the Board.
The issue price per A Share will not be less than 90% of the average trading price of the A Shares in the 20 days immediately preceding the pricing base date (the average trading price of the A Shares in the 20 days immediately preceding the pricing base date = the total amount of A Shares traded in the 20 days immediately preceding the pricing base date / the total volume of A Shares traded in the 20 days immediately preceding the pricing base date).
The exact price will be determined by the Board after obtaining the approval of the CSRC in accordance with the authority granted at the EGM and Class Meetings and in compliance with the "Implementation Details of Private Offering of Shares by Listed Companies", bidding results and in consultation with the lead underwriter(s). The minimum issue price of the A Share Issue will be adjusted correspondingly in case of ex-rights or ex-dividend such as distribution of dividends, bonus issue, capitalization issue or placing during the period from the pricing base date of the A Share Issue to the issue date of the A Shares.

(8)	Place of listing: After expiration of the lock-up period, the A Shares issued pursuant to the A Share Issue will be traded on the Shanghai Stock Exchange.
(9)

Use of proceeds:
The proceeds raised will not exceed RMB10 billion. After deduction of the relevant expenses, the proceeds will be used in the Chongqing 800,000 tonnes alumina construction project, Xing Xian alumina project, Zhongzhou Ore-dressing Bayer Process expansion construction project and to supplement the working capital, details of the project investments are as follows:

		Investment	Proceeds
	Project name	required	to be utilized
		(RMB)	(RMB)

(i)	Chongqing 800,000 tonnes alumina construction project	4.754 billion	2.3 billion
(ii)	Xing Xian alumina project	5.23 billion	3.7 billion
(iii)	Zhongzhou Ore-dressing Bayer Process expansion construction project	2.992 billion	2 billion
(iv)	Supplemental working capital	2 billion	2 billion
	Total:	14.976 billion	10 billion

If the actual net proceeds raised in the A Share Issue are less than the amount proposed to be utilized as set out above, the Company will make up the shortfall by its own means. If the time at which the proceeds raised does not match the implementation schedule of the projects, the Company may utilize other funds first and swap them with the proceeds raised when the funds are in place.

(10)

Arrangements with regard to the cumulated profits not distributed : The new A Shareholders after completion of the A Share Issue and existing Shareholders will share the cumulated profits not distributed prior to the A Share Issue.

(11)	Period of validity of the A Share Issue resolutions : 12 months from the date of the resolutions passed at the respective EGM, A Share Class Meeting and H Share Class Meeting.
2.	To consider and approve "Detailed Plan for the Private Offering of A Shares", a copy of which is set out in Appendix I of the Circular;

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SPECIAL RESOLUTIONS	For(Note 5)	Against(Note 5)	Abstain(Note 5)
3.

To consider and approve the following authorizations to the Board in connection with the proposed A Share Issue:
THAT:
the Board and the persons to be fully authorized by the Board be authorized to deal with specific matters relating to the private offering of A Shares pursuant to the A Share Issue, including:

(1)

to formulate and implement the specific proposal for the A Share Issue, to determine the number of shares to be issued, the issue price, the target subscribers, the time for the issue, the commencement and the end of the issue period and all other matters relating to the A Share Issue;

(2)

to revise the above approvals for the purpose of complying with relevant laws and regulations or the requirements of the relevant securities regulatory authorities (except those matters which are required to be approved afresh at a general meeting pursuant to the relevant laws and regulations and the Articles of Association), and to adjust the projects for which proceeds are to be utilized before the A Share Issue, taking into account factors such as the approval of the projects by the relevant authorities, the change in relevant market conditions and the change in the conditions for implementing the projects for which the proceeds are to be utilized;

(3)

to sign any document relating to the A Share Issue and to complete the procedures for all necessary or appropriate applications, submissions, registrations and filings in relation to the A Share Issue;

(4)	to execute, amend, supplement, deliver, submit and implement all agreements and application documents in relation to the A Share Issue application and approval process;

(5)	to amend the Articles of Association and handle the relevant trade and industry amendment registration upon completion of the A Share Issue, and all other matters in relation to the A Share Issue;

(6)

to adjust or reduce the proposed amount of proceeds to be applied in any one or more projects in the event that the actual amount of the net proceeds raised is less than the total proposed amount of proceeds to be applied, and to apply the unused proceeds to supplement the Company's working capital in the event that the actual amount of capital applied to the projects is less than the actual amount of net proceeds raised;

(7)	to handle matters relating to the listing on the Shanghai Stock Exchange of the A Shares issued pursuant to the A Share Issue upon completion of the A Share Issue;

(8)	to deal with, in its absolute discretion, all other matters relating to the A Share Issue; and

(9)

The authorizations in items (1) to (7) above will be valid from the date of approval of the A Share Issue at the EGM and Class Meetings and will continue to be valid while the matters relating thereto subsist, and the authorizations under the other items above will be valid for 12 months following the date of approval of the A Share Issue at the EGM and Class Meetings.

ORDINARY RESOLUTIONS
4.	To consider and approve the conditions for Private Offering of A Shares have been complied with by the Company;
5.	To consider and approve the "The Report of Use of Proceeds from the Last Fund Raising Exercise and Independent Assurance Report", a copy of which is set out in Appendix II to the Circular; and
6.

To consider and approve the "Feasibility Analysis Report on the Use of Proceeds to be Raised by the Private Offering of A Shares of the Company", a copy of which is set out in Appendix III to the Circular.

Dated this __________________ day of __________________ 2009	Signature(s)(Note 6): ____________________________

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Notes:

1.

Please insert the number of shares registered in your name(s) to which the proxy form relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

2.	Please also insert the type of shares (A Shares or H Shares) to which the proxy form relates.

3.	Please insert the full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in BLOCK LETTERS.

4.

If any proxy other than the Chairman of the Meeting is preferred, delete the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.

5.

IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, TICK IN THE BOX MARKED "AGAINST". IF YOU WISH TO ABSTAIN FROM VOTING ON ANY RESOLUTION, TICK IN THE BOX MARKED: "ABSTAIN". ANY ABSTAIN VOTE OR WAIVER TO VOTE SHALL BE DISREGARDED AS VOTING RIGHTS FOR THE PURPOSE OF CALCULATING THE RESULT OF THAT RESOLUTION. Failure to tick the box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolutions properly put to the 2009 First Extraordinary General Meeting other than those referred to in the notice convening the 2009 First Extraordinary General Meeting.

6.

This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If this form of proxy is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified.

7.

Where there are joint registered holders of any share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders is present at the Meeting, personally or by proxy, then one of the persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof.

8.

To be valid, for holders of A Shares, this form of proxy, together with the notarially certified power of attorney or other document of authorisation, must be delivered to the Secretary Office to the Board of Directors at the business address of the Company, Aluminum Corporation of China Limited, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China 100082, not less than 24 hours before the time appointed for the Meeting. In order to be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong within the same period.

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About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary